Exhibit 99.1

Execution Version

Dated

19 December 2017

Royalty Purchase Agreement
relating to Houndé Project

between

ACACIA MINING PLC

and

SANDSTORM GOLD LTD.

Contents

Clause
1.	Interpretation	1
2.	Agreement to sell and purchase	5
3.	Completion	6
4.	Structuring the Transaction	7
5.	Warranties	7
6.	Limitations on Claims	8
7.	Assumption of Liabilities	8
8.	Taxation	8
9.	Independent Evaluation of Project	8
10.	Confidentiality and announcements	9
11.	Notices	11
12.	No partnership or agency	12
13.	Further assurance	12
14.	Assignment	12
15.	Entire agreement	13
16.	Variation and waiver	13
17.	Costs	13
18.	Severance	14
19.	Third party rights	14
20.	Successors	14
21.	Counterparts	14
22.	Rights and remedies	14
23.	Language	14
24.	Governing law and Jurisdiction of Disputes	14

Schedule

Schedule 1	The Project Royalty Agreement	15

Schedule 2	The Warranties	16

THIS AGREEMENT is dated 19 December 2017

Parties

(1)	ACACIA MINING PLC incorporated and registered in England and Wales with company number 7123187 whose registered office is at 5th Floor, No. 1 Cavendish Place, London W1G 0QF, United Kingdom (Seller).

(2)	SANDSTORM GOLD LTD. incorporated and registered in the province of British Columbia, Canada with company number BC1040406 whose registered office is at 1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6, Canada (Buyer).

Background

(A)	The Seller, or certain of its Affiliates, is the Royalty Owner under the Project Royalty Agreement (as defined below).

(B)	The Seller has agreed to sell and the Buyer has agreed to buy the Seller Interests (as defined below) under the Project Royalty Agreement on the terms of this Agreement.

Agreed terms

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause apply in this Agreement.

ACACIA Tax Claim has the meaning given to it in Clause 8.1(a).

ACACIA Warranty Claim means any Warranty Claim against the Seller in respect of the Warranties given by it under this Agreement.

Affiliate means in relation to a body corporate, any subsidiary or holding company of such body corporate, and any other subsidiary of any holding company of such body corporate for the time being.

Authority means any local, regional or supranational government or agency, authority, department, inspectorate, ministry or minister, official court or tribunal or other regulatory body which has jurisdiction over matters affecting either of the Parties.

Barrick Group Member means all Affiliates of Barrick Gold Corporation, excluding Acacia Mining plc and all subsidiaries of Acacia Mining plc.

Business Day: a day other than a Saturday, Sunday or public holiday when banks in London, United Kingdom are open for business.

Buyer Group: the Buyer and each of its Affiliates.

Buyer Tax Claim has the meaning given to it in Clause 8.1(b).

Buyer Warranty Claim means any Warranty Claim against the Buyer in respect of the Warranties given by it under this Agreement.

Completion: the completion of the sale and purchase of the Seller’s Interests pursuant to and in accordance with this Agreement.

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Completion Date: on or before 17 January 2018, unless otherwise agreed to by the Parties.

Confidentiality Agreement means the confidentiality agreement between the Parties as regards the Transaction dated 27 November 2017.

Confidential Information means, as regards a Party, all non-public information in whatever form (including, in written, oral, visual or electronic form, or on tape or disk) relating to that Party’s business, operations, affairs or financial condition.

Deed of Assignment means the deed of assignment executed on 27 August 2010 as regards the Project Royalty Agreement.

Deed of Novation and Assignment means the deed of novation and assignment executed on 17 October 2017 as regards the Project Royalty Agreement.

Economic Effective Date means 1 January 2018.

Effective Time means 17.00 UK Time on the Completion Date.

Insolvency Event means the occurrence of any of the following in respect of a Party:

(a)	it is, or is deemed for the purposes of any applicable law to be, insolvent or unable to pay its debts as they fall due;
(b)	it stops or threatens to stop or suspends payment of any of its debts or is unable to, or admits its inability to, pay its debts as they fall due;
(c)	by reason of actual or anticipated financial difficulties, it begins negotiations, or enters into any compromise, assignment or arrangement with one or more of its creditors for the rescheduling or restructuring of any of its indebtedness;
(d)	the value of its assets is less than its liabilities (taking into account contingent and prospective liabilities);
(e)	any action, proceeding, procedure or step is taken in relation to:

i.	the suspension of payments, a moratorium of any indebtedness, winding up, dissolution, administration or reorganisation (using a voluntary arrangement, scheme of arrangement or otherwise) of that Party; or
ii.	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that Party or any of its assets;

(f)	a security interest becomes enforceable or is enforced over, or a writ of execution, garnishee order, mareva injunction or similar order has been issued over or affecting, all or a substantial part of the assets of the Party; or
(g)	the person has otherwise become, or is otherwise taken to be, insolvent in any jurisdiction or an event occurs in any jurisdiction in relation to a Party which is analogous to, or which has a substantially similar effect to, any of the events referred to in paragraphs (a) to (f).

Liability and/or Liabilities means any action, charge, claim, cost, damage, demand, expense, fine, liability, loss, penalty, proceeding and any other form of outgoing of whatever description, whether present, unascertained, contingent or prospective.

Parties means the Seller and the Buyer each a Party.

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Press Releases mean the press releases of each Party in the agreed form for the announcement of the Transaction.

Producer has the meaning given to it under the Project Royalty Agreement.

Project means the Houndé mine operated by Affiliates of Endeavour Mining Corporation in Burkina Faso.

Project Information means all technical, operational or financial information relating to the Project in whatever form (including, in written, oral, visual or electronic form, or on tape or disk and including any media or data).

Project Royalty Agreement means the Royalty Agreement dated 18 March, 2010 between Goldbelt Resources West Africa SARL (“Goldbelt”) and ABG Exploration Limited under its former name of Barrick Exploration Africa Limited (“BEAL”), as novated and assigned from time to time, as attached hereto as Schedule 1.

Project Royalty Agreement DOAA means the agreed form of deed of assignment and assumption, or novation, as the case may be, in respect of the Project Royalty Agreement.

Purchase Price means an amount equal to USD 45,000,000 in aggregate.

Royalty has the meaning given to it in the Project Royalty Agreement.

Seller Group means the Seller and each of its Affiliates, excluding Barrick Group Members.

Seller Interests means all rights, interests, entitlements and obligations howsoever arising of the Seller under the Project Royalty Agreement.

Taxation or Tax or Taxes mean any tax, levy, charge, impost, fee, deduction, compulsory loan or withholding, that is assessed, levied, imposed or collected by any Authority or Taxation Authority and includes any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of the same.

Taxation Authority means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Taxes.

Tax Claim means any demand, claim, request or notification or any analogous communication by or from a Taxation Authority as regards payment due in respect of Taxes.

Third Party means any person who is not a Party to this Agreement or an Affiliate of such Party.

Transaction means the transaction contemplated by this Agreement or any part of that transaction.

Transfer and Claw-Back Agreement means the agreement between certain Affiliates of Endeavour Mining Corporation and ABG Exploration Limited dated 9 October 2007, as amended and assigned from time to time.

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Transfer and Claw-Back Process Agreement means the agreement to be executed between the Parties and ABG Exploration Limited in connection with the Transfer and Claw-Back Agreement.

Warranties means the warranties set out in Schedule 2.

Warranty Claim means any claim under the Warranties and a Warranty Claim is connected with another Warranty Claim if they arise out of the occurrence of the same event or relate to the same subject matter.

1.2	Clause, Schedule and paragraph headings are for ease of reference only and shall not affect the interpretation of this Agreement.

1.3	References to clauses and Schedules are to the clauses of and Schedules to this Agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.4	The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this agreement includes the Schedules.

1.5	A reference to US$, USD, dollar or $ is to United States Dollars.

1.6	Except where otherwise expressly provided, a reference to this Agreement or to any other agreement or document referred to in this Agreement is a reference to this Agreement or such other agreement or document as varied, assigned or novated in accordance with its terms from time to time.

1.7	Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.

1.8	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.9	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) and that person's successors and permitted assigns.

1.10	A reference to a Party shall include that Party's successors and permitted assigns.

1.11	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.12	A reference to a subsidiary means in relation to a company wherever incorporated (a holding company), any company in which the holding company (or persons acting on its behalf) directly or indirectly holds or controls either:

(a)	a majority of the voting rights exercisable at shareholder meetings of that company; or
(b)	the right to appoint or remove a majority of its board of directors;

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and, unless the context otherwise requires, the application of the definition of subsidiary to any company at any time shall apply to the company as it is at that time.

1.13	A reference to writing or written includes e-mail.

1.14	Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.15	Where the context permits, other and otherwise are illustrative and shall not limit the sense of the words preceding them.

1.16	References to a document in agreed form are to that document in the form agreed by the Parties and identified by such means as the Parties may agree for identification purposes.

1.17	A reference to a statute or statutory provision is a reference to it as it is in force at the date of this Agreement and any amendment or re-enactment thereof provided that, as between the Parties, no such amendment, extension or re-enactment made after the date of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, Liability or restriction on, or otherwise adversely affect the rights of, any Party.

1.18	A reference to a statute or statutory provision shall include all subordinate legislation under that statute or statutory provision.

1.19	A rule of construction does not apply to the disadvantage of a Party because the Party was responsible for the preparation of this Agreement or any part of it.

1.20	Any reference to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to that which most nearly approximates to the English legal term in that jurisdiction.

1.21	Any obligation on a Party not to do something includes an obligation not to procure that thing to be done.

2.	Agreement to Sell and Purchase

2.1	In consideration for the payment of the Purchase Price by the Buyer to the Seller, the Seller shall sell, assign and transfer the Seller Interests, as the case may be, and the Buyer shall purchase all the interests, rights and titles in the Seller Interests with effect from and after the Economic Effective Date.

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2.2	Any payment (and any adjustment related thereto) under the Project Royalty Agreement that is accrued and payable in accordance with the terms of the Project Royalty Agreement: (i) for the period prior to the Economic Effective Date shall be for the account of the Seller; and (ii) from and after the Economic Effective Date shall be for the account of the Buyer, regardless of whether such payment (or adjustment thereto) is received by the other party on or after the Economic Effective Date.

2.3	The full amount of the Purchase Price shall be placed in escrow (subject to mutually satisfactory escrow arrangements with respect to the Completion documents made by the Parties, acting reasonably) on the Completion Date prior to the Effective Time, by wire transfer to such bank account(s) as may be notified by or on behalf of the Seller to the Buyer in writing. The Purchase Price shall be released from escrow and paid to the Seller following the exchange of signed documentation as outlined in Clause 3.2 and Clause 3.3 (a).

3.	Completion

3.1	Completion shall be achieved by the performance of the obligations set out in this clause 3.

3.2	At Completion the Seller shall deliver to the Buyer or as the Buyer directs:

(a)	duly executed copies (x3) of this Agreement;

(b)	a legal opinion, addressed to the Buyer, confirming the legality and enforceability of the Project Royalty Agreement together with the Deed of Assignment and the Deed of Novation and Assignment;

(c)	all books and records, if any, held by the Seller and any of the Sellers Affiliates that relate to the Project Royalty Agreement;

(d)	duly executed copies (x3) of the Transfer and Claw-Back Process Agreement; and

(e)	duly executed copies (x3) of the Project Royalty Agreement DOAA, as executed by the Seller, the Producer and any Producer Affiliate.

3.3	At Completion the Buyer shall:

(a)	deliver to the Seller or as the Seller may direct:

(i)	duly executed copies (x3) of this Agreement;

(ii)	duly executed copies (x3) of the Transfer and Claw-Back Process Agreement; and

(iii)	duly executed copies (x3) of the Project Royalty Agreement DOAA;

(b)	pay the Purchase Price in accordance with Clause 2.

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3.4	In order to achieve Completion it shall be sufficient to deliver the documents referred to at Clauses 3.2 and 3.3 in escrow by e-mail, with originals to follow, such delivery to be made in accordance with directions given by or on behalf of the Seller and the Buyer in writing. Following Completion, the Seller agrees to use reasonable commercial efforts to assist the Buyer with any registration requirements necessary in connection with the Transaction.

4.	Structuring the Transaction

4.1	The Parties agree that the Transaction will be completed as an asset purchase, with such purchase being by the Buyer of the Seller Interests in the Project Royalty Agreement (and by extension the Deed of Assignment and Deed of Novation and Assignment), as laid out in the Project Royalty Agreement DOAA.

5.	Warranties

5.1	The Seller and the Buyer each warrant and represent to the other in respect of itself only that each Warranty stated to be given by it is true, accurate and not misleading as at the date of this Agreement only.

5.2	Warranties given so far as it is aware are deemed to be given to the best of the knowledge, information and belief of the Party giving such Warranty after it has made reasonable enquiries.

5.3	Each of the Warranties is separate and, unless expressly provided to the contrary, is not limited by reference to any other Warranty or anything in this Agreement.

5.4	The Parties hereby agree that the ACACIA Warranties are qualified by the following and by way of general disclosure to the Buyer:

(a)	the contents of this Agreement;
(b)	the matters contained in and all content of the documents to be delivered on or prior to Completion pursuant to clause 3 of this Agreement;
(c)	all matters contained in the documents and information provided by or on behalf of the Seller to the Buyer or any of its Affiliates via e-mail prior to the date of this Agreement; and
(d)	any matters disclosed in written correspondence including, e-mail correspondence, between the Seller and the Buyer, including any such correspondence between their respective Groups which have provided assistance for the review and progression of the Transaction contemplated hereunder, their respective directors, officers or employees and any of their respective adviser(s) appointed in connection with the Transaction(s) together with all enclosures and attachments thereto and all matters referred to in such enclosures or attachments.

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6.	Limitations on Claims

6.1	[redacted]

6.2	[redacted]:

(a)	[redacted]; and

(b)	[redacted]

6.3	[redacted]:

(a)	[redacted]; and

(b)	[redacted].

6.4	[redacted].

6.5	[redacted].

7.	Assumption of Liabilities

With effect from the Completion Date, the Buyer shall assume responsibility for, and hold the Seller and all other members of the Seller Group harmless against, all Liability accruing after Completion in connection with the Seller Interests.

8.	Taxation

8.1	[redacted]:

(a)	[redacted]; and

(b)	[redacted].

8.2	[redacted]:

(a)	[redacted]; and

(b)	[redacted].

8.3	[redacted]:

(a)	[redacted]; and

(b)	[redacted].

8.4	[redacted].

8.5	[redacted].

9.	Independent Evaluation of Project

9.1	The Buyer acknowledges that:

(a)	it has had such opportunity as it requires to conduct due diligence in respect of all matters pertaining to the Seller Interests, the Project Royalty Agreement and the Project and that it is fully satisfied with the results;

(b)	the Seller Interests and the Project Royalty Agreement are being sold, assigned and transferred to and assumed by the Buyer, as the case may be, on an "as is where is" basis, subject only to those Warranties expressly provided for in Schedule 3; and

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(c)	in proceeding with this Transaction, it is relying solely upon its own investigations, including with respect to those matters referred to in Clause 5.4 and the following matters:

(i)	as regards the Project, the existence or presence of any mineral substance or ore; the feasibility or profitability of any mining operation or production on or with respect to the Project, the right or ability of the operators of the Project to mine or produce minerals from the Project, the likelihood that minerals can or will be removed from the Project in commercially saleable quantities; the physical condition of the deposits or the mineral properties comprised within the Project; whether the activities of any Project operators or other Third Parties on or in respect of Project have been conducted in compliance with applicable law and regulation at all times; the existence of contaminants on or otherwise affecting the Project and any other environmental or other Liabilities associated with the Project;

(ii)	the value of the Seller Interests under the Project Royalty Agreement; and

(iii)	the accuracy or completeness of any information, documentation or data made available to the Buyer or its representatives in connection with the Buyer’s due diligence enquiries relating to the Project, the Seller Interests or otherwise, including Project Information.

9.2	Save for the Warranties expressly provided for herein, the Seller gives no other representation or warranty, howsoever arising, in respect of or in connection with the Transaction or this Agreement and no responsibility or Liability shall be accepted by the Seller as regards the accuracy, sufficiency or otherwise of the information or materials supplied by, or on behalf of the Seller or any party to the Project Royalty Agreement in connection with the Buyer’s independent evaluation of the same or the Transaction contemplated hereunder and any such Liability is expressly disclaimed.

10.	Confidentiality and Announcements

10.1	The Parties shall, and shall procure that the members of their respective Groups shall:

(a)	treat the terms, the subject matter of and the negotiations relating to, this Agreement and all other Confidential Information that they receive (whether before, on or after the date of this Agreement) in respect of each other as confidential at all times;
(b)	not disclose any Confidential Information to any Affiliate or to any Third Party, except as expressly permitted under clause 10.3; and
(c)	only use Confidential Information provided to it for purposes of exercising or performing its rights and obligations under this Agreement.

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10.2	Notwithstanding any other provision of this Agreement, the Parties shall not be obliged to keep confidential or to restrict its use of any information that:

(a)	is or becomes generally available to the public (other than as a result of its disclosure in breach of this Agreement or any other obligation of confidentiality); or
(b)	was, is, or becomes available to the receiving Party on a non-confidential basis from a person who, to the receiving Party's knowledge, is not bound by a confidentiality agreement with the disclosing Party or otherwise prohibited from disclosing the information to the receiving Party and where such person has not knowingly received the information as a direct or indirect result of a breach of any obligation of confidentiality.

10.3	Either Party may disclose Confidential Information:

(a)	to those of its employees, officers, consultants, representatives or professional advisers (or to those of any member of its Group) who need to know such information to enable them to advise on or exercise its rights or perform its obligations under this Agreement, or the Transaction contemplated hereunder provided that the Party making the disclosure:

(i)	informs the recipient of the confidential nature of such information before disclosure and procures that each recipient shall, in relation to any such information disclosed, comply with the obligations set out in this clause as if they were that Party; and
(ii)	shall, at all times, be liable for the failure of its recipients to comply with the obligations of confidentiality set out in this clause; or

(b)	with the prior written consent of the Party to which the Confidential Information relates; or
(c)	subject to clause 10.4, to the extent that the disclosure is required:

(i)	by the laws of any jurisdiction to which that Party is subject;
(ii)	by the rules and regulations of any securities exchange on which that Party (or an Affiliate of that Party) is quoted;
(iii)	by an order of any court of competent jurisdiction, or any Authority of competent jurisdiction; or
(iv)	to make any filing with, or obtain any authorisation from, any Authority or any Taxation Authority or securities exchange of competent jurisdiction; or

(d)	to the extent required to enable a Party to enforce the provisions of this Agreement or for the purposes of defending any judicial proceedings brought against that Party.

10.4	Where any disclosure of Confidential Information is required pursuant to clause 10.3(c) the Party making the disclosure shall:

(a)	to the extent legally permissible to do so:

(i)	give the other Party (the Non-Disclosing Party) prior written notice of such disclosure, which shall include the full circumstances of the disclosure and the information that will be disclosed;

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(ii)	take all such steps as are reasonable and practicable in the circumstances to agree the timing and contents of such disclosure with the Non-Disclosing Party before making the disclosure;
(iii)	to the extent reasonable and practicable in the circumstances, consult with the Non-Disclosing Party as to possible steps to avoid or limit disclosure and take those steps where they would not result in significant adverse consequences to the disclosing Party;

(b)	ensure that only the minimum Confidential Information required to comply with the applicable law, order or requirement is disclosed; and
(c)	to the extent reasonable and practicable in the circumstances, gain assurances as to confidentiality from the body to whom the information is to be disclosed.

10.5	So far as legally permissible to do so, the Parties shall not make or permit any person to make any public announcement, communication or circular (Announcement) in connection with this Agreement without receiving the prior approval of the other, save for the issue by or on behalf of either Party of the Press Releases on or after the date of this Agreement.

11.	Notices

11.1	A notice given to a Party under or in connection with this Agreement:

(a)	shall be in writing and in English;
(b)	shall be sent to the relevant Party for the attention of the contact and to the address or e-mail specified in clause 11.2, or such other address or person as that Party may notify to the other in accordance with the provisions of this clause 11;
(c)	shall be:

(i)	delivered by hand; or
(ii)	sent by e-mail; or
(iii)	sent by airmail or by reputable international overnight courier (if the notice is to be served by post to an address outside the country from which it is sent); and

(d)	is deemed received as set out in clause 11.4.

11.2	The addresses and e-mail addresses for service of notices are:

(a)	Seller

(i)	address: C/O Acacia Mining Plc, 5th Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom
(ii)	for the attention of: Laura Rich, Deputy General Counsel and Assistant Company Secretary
(iii)	e-mail: lrich@acaciamining.com

(b)	Buyer

(i)	address: 1400 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(ii)	for the attention of: Erfan Kazemi, Chief Financial Officer
(iii)	e-mail: ekazemi@sandstormltd.com

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11.3	A Party may change its details for service of notices as specified in clause 11.2 by giving notice to the other.

11.4	Delivery of a notice is deemed to have taken place (provided that all other requirements in this clause have been satisfied):

(a)	if delivered by hand, on signature of a delivery receipt; or
(b)	if sent by e-mail, at the time of transmission; or
(c)	if sent by pre-paid airmail to an address outside the country from which it is sent, at 9.00am on the fifth Business Day after posting; or
(d)	if sent by reputable international overnight courier to an address outside the country from which it is sent, on signature of a delivery receipt,

provided that in each case, if deemed receipt under the previous paragraphs of this clause 11.4 would occur outside business hours (meaning 9.00am to 5.30pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt), at 9.00am on the next Business Day in the place of deemed receipt. For the purposes of this Clause, all references to time are to local time in the place of deemed receipt.

11.5	To prove service, it is sufficient to prove that:

(a)	if delivered by hand or by reputable international overnight courier, the notice was delivered to the correct address; or
(b)	if sent by e-mail, a transmission report was received confirming that the notice was successfully transmitted to the correct e-mail address; or
(c)	if sent by airmail, the envelope containing the notice was properly addressed, paid for and posted.

11.6	This clause 11 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

12.	No Partnership or Agency

Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership between the Seller and the Buyer or constitute either Party an agent of the other.

13.	Further Assurance

The Parties shall (at their own expense) promptly execute and deliver such documents and perform such acts as is reasonably required from time to time for the purpose of giving full effect to this Agreement.

14.	Assignment

14.1	The Parties shall not assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any or all of its rights and obligations under this Agreement (or any other document referred to in it) without the prior written consent of the other(s) (such consent not to be unreasonably withheld).

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15.	Entire Agreement

15.1	This Agreement (together with the documents referred to in it) constitute the entire agreement between the Parties and supersede and extinguish all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties and understandings between them, whether written or oral, relating to their subject matter.

15.2	The Parties hereby agree that the provisions contained in Clause 10 (Confidentiality and Announcements) shall supersede and replace all obligations as regards confidentiality contained in the Confidentiality Agreement and that all obligations of confidentiality regarding the Transaction are, as of the date of this Agreement, to be determined in accordance herewith, provided that nothing in this clause 15 shall affect any rights and/or liabilities of any Party accrued under the Confidentiality Agreement prior to and excluding the date of this Agreement, including any antecedent breach of the Confidentiality Agreement.

16.	Variation and Waiver

16.1	No variation of this Agreement shall be effective unless it is in writing and signed by each of the Parties (or their authorised representatives).

16.2	A waiver of any right or remedy under this Agreement or by law is only effective if it is given in writing and is signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

16.3	A failure or delay by any person to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy.

16.4	No single or partial exercise of any right or remedy provided under this Agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

17.	Costs

17.1	Except as expressly provided in this Agreement, each Party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement and, unless expressly provided otherwise, any documents referred to in it.

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18.	Severance

If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Agreement.

19.	Third Party Rights

A person who is not a Party to this Agreement shall not have any rights to enforce any term of this Agreement.

20.	Successors

This Agreement (and the documents referred to in it) are made for the benefit of the Parties and their successors and permitted assigns, and the rights and obligations of the Parties under this Agreement shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

21.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one Agreement. Transmission of the executed signature page of a counterpart of this Agreement by e-mail (in PDF, JPEG or other agreed format), shall take effect as delivery of an executed counterpart of this Agreement.

22.	Rights and Remedies

Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

23.	Language

If this Agreement is translated into any language other than English, the English language version shall prevail.

24.	Governing Law and Jurisdiction of Disputes

24.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) (a Dispute) shall be governed by and construed in accordance with the law of England and Wales.

24.2	Each Party submits to the non-exclusive jurisdiction of the courts of England and Wales and courts of appeal from them, in respect of any proceedings arising out of or in connection with the subject matter of this Agreement.

This Agreement has been entered into on the date stated at the beginning of it.

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Schedule 1 The Project Royalty Agreement

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ROYALTY AGREEMENT

THIS AGREEMENT is made the 18th day of March, 2010

AMONG:

GOLDBELT RESOURCES WEST AFRICA SARL, a company incorporated under the laws of Burkina Faso having an office at 39, Avenue Maane Kaka, zone du bois, Ouagadougou, Burkina Faso,

(“Producer”)

AND

BARR1CK EXPLORATION AFRICA LIMITED, a corporation under the laws of Tanzania, having an office at Hamza Aziz / Kahama Street, Plot no. 1736, Msasani Peninsula, PO Box 1081, Dar es Salaam, Tanzania,

(“Royalty Owner”)

WHEREAS:

A.           Producer is the owner of the mineral properties described and as set forth in Exhibit A attached hereto;

B.            The parties have agreed to enter into this agreement establishing the terms and conditions for the making of certain royalty payments to Royalty Owner;

NOW THEREFORE in consideration of the mutual covenants herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree with each other as follows:

ARTICLE I

DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, as used herein the words and phrases defined in this Article shall have the meanings given below. The definitions given in this Article and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined and to the male, female, and neuter genders.

“Affiliate” means any person or juridical entity related to a party hereto in such a way that such person or entity directly or indirectly controls or is controlled by such party, or directly or indirectly is controlled by the same person or entity that directly or indirectly controls such party. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting shares, interests, or securities, or by contract, voting trust, or otherwise.

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“Allowable Deductions” means:

(a)	all costs and expenses, tolling charges or deductions, representation expenses, metal losses, umpire charges, penalties, fees and other expenses, charges, and deductions that are incurred by Producer and its Affiliates relating to refining dore or smelting or refining other Mineral Products after leaving the Royalty Properties;

(b)	all costs, expenses and charges that are incurred by Producer and its Affiliates relating to transportation (including insurance, shipping, freight, handling, port, demurrage, delay and forwarding expenses and transaction taxes) of dore from the Royalty Properties to a refinery or other Mineral Products from the Royalty Properties to a smelter or refinery, including such costs, expenses, and charges related to transportation from any such facility to another, and from there to the place or places of storage and sale to the place where sold; and

(c)	all sales, use, gross receipts, severance, ad valorem, value added tax, export and other taxes, custom duties, and other governmental charges, if any, payable by Producer or its Affiliates with respect to the existence, severance, production, removal, sale, import, export, transportation, or disposition of ore, dore, Refined Gold, Refined Silver, or other Mineral Products produced from the Royalty Properties or in respect of the Royalty, but excluding taxes based on net income and the like.

Where any Allowable Deductions are based upon costs incurred in respect of activities or services performed by Producer or its Affiliates, the charges for such activities shall not exceed the charges or deductions that would be made for such activities or services by an independent contractor providing the most competitive alternative.

“Gold Production” means for any calendar month, the number of troy ounces of Refined Gold delivered during that month to the account of Producer or an Affiliate of Producer (or to a third party account for the benefit of Producer or such Affiliate) by a refinery, smelter or other processor, obtained from ore mined from the Royalty Properties on either a final or provisional settlement basis, subject to any refinery and adjustments for previous periods as described in Section 2.3 below.

“Gross Value” shall have the following meaning:

(a)	If Producer or an Affiliate of Producer causes gold produced from ore mined from the Royalty Properties to be refined as Refined Gold, then the Refined Gold shall be deemed to have been sold at the Monthly Average Gold Price. The Gross Value shall be determined by multiplying Gold Production by the Monthly Average Gold Price.

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(b)	If Producer or an Affiliate of Producer causes silver produced from ore mined from the Royalty Properties to be refined as Refined Silver, then the Refined Silver shall be deemed to have been sold at the Monthly Average Silver Price. The Gross Value shall be determined by multiplying Silver Production by the Monthly Average Silver Price.

(c)	If Producer or an Affiliate of Producer sells raw ores, concentrates, dore, or other Mineral Products produced from the Royalty Properties other than Refined Gold or Refined Silver, then the Gross Value shall be the amount actually received by the Producer or such Affiliate from the sale.

Gross Value shall be determined as provided above in respect of Refined Gold and Refined Silver regardless of any actual hedging or price protection arrangements (“Hedging Activities”) entered into by Producer or its Affiliates with respect to production thereof from the Properties including, but not limited to, forward sales, futures trading or commodity options trading, and any other price hedging, price protection, and speculative arrangements on or off commodity exchanges that may involve the possible delivery of Refined Gold or Refined Silver produced from the Royalty Properties. Such Hedging Activities, and the profits and losses generated from the Hedging Activities, shall not be taken into account in the calculation of Net Smelter Returns. Hedging Activities may result in Producer or its Affiliates obtaining more revenue or greater losses than does Royalty Holder.

“Minerals” means minerals, the mining, treatment, and sale of which are authorized by the Licenses included in the Royalty Properties.

“Mineral Products” means Mineral-bearing ores occurring within the Royalty Properties and all marketable products obtained after the mining and treatment thereof.

“Monthly Average Gold Price” means the average London Bullion Market Association P.M. Gold Fix in U.S. dollars, calculated by dividing the sum of all such prices reported for the applicable month of calculation by the number of days for which such prices were reported, in each case as shown in the Wall Street Journal or other similar publication. If the London Bullion Market Association P.M. Gold Fix ceases to be made or published, all such references shall be replaced with references to prices of gold for immediate delivery in the most nearly comparable established market reasonably selected by Producer as such prices are published in “Metals Week” or a similar publication.

“Monthly Average Silver Price” means the average closing Engelhard industrial bullion price for silver calculated by dividing the sum of all such prices reported for the applicable calendar month of calculation by the number of days for which such prices were reported, as reported in the Wall Street Journal in the table: “Cash Prices”. If the Engelhard quotation ceases to be made or published, all such references shall be replaced with references to prices of silver for immediate delivery in the most nearly comparable established market reasonably selected by Producer as published in “Metals Week” or a similar publication.

“Net Smelter Returns” shall be equal to the Gross Value of all Mineral Products less Allowable Deductions in respect thereof.

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“Producer” means Goldbelt Resources West Africa SARL, a company incorporated under the laws of Burkina Faso having an office at 39, Avenue Maane Kaka, zone du bois, Ouagadougou, Burkina Faso, and its successors and assigns.

“Refined Gold” means gold produced from ore mined from the Royalty Properties that is refined to meet or exceed generally accepted commercial standards for the “good delivery” of gold bullion on the U.S. or London commodity exchanges.

“Refined Silver” means silver produced from ore mined from the Royalty Properties that is refined to meet or exceed generally accepted commercial standards for the “good delivery” of silver bullion on the U.S. or London commodity exchanges.

“Royalty” is defined in Section 2.1 hereof.

“Royalty Owner” means Barrick Exploration Africa Limited and its successors and assigns.

“Royalty Properties” means the Licenses described in Exhibit A attached hereto, together with any renewed, substitute, replacement, modified, amended, subdivided, new, or converted concessions or related mining rights acquired by Producer through the exercise of rights, advantages, priorities, or privileges arising from or out of the ownership of such Licenses, including any new Licenses covering all or any portion of the land areas covered by the Licenses on the date hereof. “Royalty Properties” is sometimes used herein to refer to the land areas covered by the Royalty Properties.

“Silver Production” means for each calendar month the number of troy ounces of Refined Silver delivered during that month to the account of Producer or an Affiliate of Producer (or to a third party account for the benefit of Producer or such Affiliate) by a refinery, smelter or other processor, obtained from ore mined from the Royalty Properties on either a final or provisional settlement basis, subject to any refinery adjustments for preceding periods as described in Section 2.3 below.

ARTICLE II

PRODUCTION ROYALTY

2.1	Grant of Royalty.

Producer hereby grants, and agrees to pay, to Royalty Owner a production royalty of two percent (2%) of Net Smelter Returns applicable to all Mineral Products produced from the Royalty Properties, determined and paid as provided below in this Agreement (the “Royalty”).

2.2	Payment of Proceeds.

The obligation to pay the Royalty shall accrue upon the outturn of Refined Gold or Refined Silver to the account of Producer or its Affiliates (or to a third-party account for the benefit of Producer or such Affiliate), or upon the sale of other Mineral Products as provided in clause (c) of the definition of Gross Value in Article 1 above. Timing of Royalty payments and payment procedures shall be as follows:

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(a)	Net Smelter Returns shall be determined and the Royalty paid on a calendar month basis. The Royalty shall be paid on the fifteenth business day following the last day of the calendar month in which the same accrued. At the time of payment of the Royalty, Producer shall deliver to Royalty Owner a statement showing in reasonable detail the quantities and grades of the Refined Gold, Refined Silver, or other Mineral Products produced and sold or deemed sold by Producer or its Affiliates in the preceding month; the Monthly Average Gold or Silver Price determined as herein provided for Refined Gold or Refined Silver on which Royalty is due; Allowable Deductions; and other pertinent information in reasonable detail to explain the calculation of the Royalty with respect to each month.

(b)	Payment to Royalty Owner shall be made in U.S. Dollars to an account at a financial institution to be specified by Royalty Owner in a written notice to Producer.

(c)	All payments of Royalty shall be considered final and in full satisfaction of all obligations of Producer with respect thereto (absent fraud), unless Royalty Owner gives Producer written notice describing and setting forth a specific objection to the calculation thereof within twelve (12) months after the end of the calendar quarter for which the payment was made occurs.

(d)	Royalty Owner shall have the right, upon reasonable notice and at reasonable times, to have Producer’s accounts and records relating to the calculation of the Royalty with respect to any period in question audited by its representatives. If such audit determines that there has been a deficiency or an excess in the payment made to Royalty Owner such deficiency or excess shall be resolved pursuant to Section 2.2(e). Royalty Owner shall pay all costs of such audit unless a deficiency in the payment made to Royalty Owner of 3% or more of the Royalty for the audited period is determined to exist, in which event Producer shall pay such costs. Any claim for adjustment arising from an audit shall be subject to the time limit set forth in Section 2.2(c).

(e)	In the event Royalty Owner has been underpaid, Producer shall pay the amount of the deficiency within thirty (30) days after such deficiency has been determined. If Royalty Owner has been overpaid, Producer shall reduce subsequent Royalty payments as necessary to bring Royalty Owner’s Royalty into balance.

2.3	Refinery Reconciliation.

If outturn of Refined Gold or Refined Silver is made by an independent third-party refinery on a provisional basis, the Gross Value shall be based upon the amount of such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of Refined Gold or Refined Silver established by final settlement by such refinery. Within six (6) months after any Royalty payment made pursuant to Section 2.2, Producer may reconcile any estimated Allowable Deductions reflected in such royalty payment with actual Allowable Deductions as finally determined and make adjustments therefor in subsequent statements. Any statements showing such adjustments shall be subject to Royalty Owner’s rights under Sections 2.5 and 2.6.

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2.4	Commingling.

Producer may commingle or permit commingling of ores from the Royalty Properties or mineral bearing products obtained after the treatment thereof (“Subject Products”) with such ores or products from other properties. Producer shall utilize mining and metallurgical practices that establish, as closely as reasonably possible, the portion of the commingled products and the pay mineral content thereof that is actually represented by the Subject Products.

2.5	Inspections.

Royalty Owner, at Royalty Owner’s expense, may have a representative present at any stage when ores or Mineral Products derived after the treatment thereof are mined, hauled, stored, weighed, sampled, assayed, tested, and processed, and shall upon request be furnished with a part of any sample taken.

2.6	Records.

Producer shall keep accurate records of data necessary for the computation of the Royalty for at least the period specified in Section 2.2(c). Producer’s records, books, and accounts that are related to the computation and payment of the Royalty shall be open to the inspection of and copying by Royalty Owner or its designated representatives at times selected by Royalty Owner upon not less than five (5) business days notice to Producer during normal business hours. Royalty Owner will honour and comply with any reasonable confidentiality restrictions placed upon such information by Producer.

ARTICLE III

DEFAULT; DISPUTES

3.1	Default

Should any default in any of the terms or provisions hereof occur, the non-defaulting party shall give notice to the defaulting party or parties in writing, as hereinafter provided, designating such asserted default. The defaulting party or parties shall thereafter have a period of thirty (30) days from the date of receipt of such notice in which to correct or commence action to correct the defaults of which notice has been received. Should the defaulting party or parties fail to correct said defaults or to commence action to correct said defaults within the said thirty (30) day period, or to deny such default and request arbitration pursuant to Section 3.2, the non-defaulting party may, at its election, upon written notice to the defaulting party or parties pursue its remedies with respect to such default.

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3.2	Arbitration.

In the event of any dispute, claim, or difference arising between the parties hereto in respect of the subject matter, the interpretation, or the effect of this Agreement, the parties shall use their best endeavours to settle successfully such dispute, question, or difference. To this effect, they shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach an equitable solution satisfactory to the Parties. If the parties do not reach a solution within a period of thirty (30) days, then upon thirty (30) days written notice by a party to the other party, the dispute, claim, question or difference shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce by arbitrators appointed in the Province of Ontario under those Rules (in this Article, the “Rules”) based upon the following:

(a)	There shall be one arbitrator. If the parties cannot agree on a single arbitrator within thirty (30) days following receipt of the written request from the party requesting arbitration, or if the person appointed is unwilling or unable to act, the matter shall be submitted to arbitration before a single arbitrator appointed in accordance with the Rules.

(b)	Except as specifically provided in this Section 3.2, an arbitration hereunder will be conducted in English in accordance with the Rules. The arbitrator will fix a time and place in the City of Toronto, Ontario for the purpose of hearing the evidence and representations of the parties and will preside over the arbitration and determine all questions of procedure not provided for under the Rules or this Section 3.2. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within thirty (30) days after the completion of all hearings, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The award of the single arbitrator will be final and binding upon each of the parties and not subject to any appeal.

(c)	Judgment upon the award rendered may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

Pending settlement of any dispute, the parties shall abide by their obligations under this Agreement without prejudice to a final adjustment in accordance with an award rendered in an arbitration settling such dispute.

ARTICLE IV

TRANSFERS

4.1	Notice of Transfer.

No assignment, pledge, mortgage, transfer, or other transfer or encumbrance of all or any part of Royalty Owner’s right, title, and interest in, to, and under this Agreement shall be binding upon Producer, regardless of whether Producer has actual or constructive knowledge of the change of ownership, until the date upon which Producer has received from Royalty Owner a certified copy of the instrument or instruments of transfer satisfactory, in the opinion of Producer acting reasonably to evidence the change of ownership and to establish the right, title, or interest of the claiming party and the extent thereof.

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4.2	Transfer or Pledge by Producer.

Producer, including any party who is a successor to Producer hereunder, shall cause any assignee of, or lienholder as to, any of the Royalty Properties to assume in writing the obligations to Royalty Owner hereunder with respect to such Royalty Properties (effective as of foreclosure with respect to a lienholder), and to cause an original of such writing to be delivered to Royalty Owner. The Producer who is assignor of the Royalty Properties shall be relieved of its obligations under this Agreement accruing after the assignment is made provided that such assumption in writing has been obtained and delivered to Royalty Owner.

ARTICLE V

MISCELLANEOUS

5.1	Notices.

All notices and other communications hereunder shall be in writing and in the English language, and shall be effective (a) when personally delivered, including delivery by airborne express courier service, or (b) on the day of receipt specified in any return receipt if it shall have been deposited in the mails, or (c) on the day it shall have been received by telephone facsimile, provided that any notice received after normal business hours at the place of delivery shall not be effective until the next business day, and provided further that notice properly given to the principal address for a party shall be effective at the time thereof notwithstanding earlier or later delivery of a copy thereof to another address as required below. Until otherwise specified by notice, the addresses for any notices shall be:

If to Producer to:

GOLDBELT RESOURCES WEST AFRICA SARL

c/o Avocet Mining PLC

3rd Floor, 30 Haymarket, London, SW1Y 4EX, United Kingdom

Attention:	Jonathan Henry, CEO Avocet Mining PLC
Telecopier:	+44 20 7766 7699
Copy:	Laetitia Ouedraogo, Administrative & Legal Assistant
Société des Mines de Bélahouro SA
Telecopier:	+226 (50) 36 05 68

If to Royalty Holder:

BARRICK EXPLORATION AFRICA LIMITED

c/o Barrick Tanzania

Hamza Aziz Road, Plot No 1736

P.O. Box 1081

Massani Peninsula

Dar-Es-Salaam

Tanzania

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Attention:	Peter Spora
Telecopier:	+1 416 861 2492

With a copy to:

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario

Canada M5J 2S1

Attention:	General Counsel
Telecopier:	+1 416 307 7355

A party may change its address from time to time by notice to the other party.

5.2	Choice of Law; Consent to Jurisdiction.

The provisions of this Agreement and the respective rights and obligations of Producer and Royalty Owner hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns and submits to the arbitral jurisdiction set forth in Section 5.2 and, with respect to any matters not determined by arbitration, to the non-exclusive jurisdiction of the courts of Ontario, Canada within Toronto. Each of the parties hereby agrees that service of any arbitral or legal proceedings relating to this Agreement may be made by physical delivery thereof to its address provided in, or in accordance with, Section 5.1. The parties acknowledge having expressly required that this Agreement be drawn up in English as the governing version of the Agreement although a French version of this Agreement and associated documents may be required pursuant to local law.

5.3	Amendment

This Agreement may not be amended or modified with respect to the rights or obligations of any of the parties hereto except by an instrument in writing signed by such parties.

5.4	Waiver.

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly agreed to in writing by the party to be bound thereby.

5.5	Further Assurances.

The parties shall with reasonable diligence execute and deliver all such further documents and instruments, do all such acts, deeds, and things and provide all such reasonable assurance as may be necessary or requisite in the opinion of the requesting party acting reasonably to carry out the full intent and meaning of this Agreement and to give effect to and consummate the transactions contemplated hereby.

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5.6	Headings.

The headings to the articles, sections, subsections, paragraphs, parts or clauses of this Agreement and the table of contents are inserted for convenience only and shall not affect the construction hereof.

5.7	Multiple Counterparts.

This Agreement may be executed in multiple counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

5.8	Enurement.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. The Royalty granted herein constitutes a real property interest that passes with title to the Royalty Properties.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto on the date first above written.

GOLDBELT RESOURCES WEST AFRICA SARL, SARL

By:	/s/ Mahamadou M. Compaoré
Name:	Mahamadou M. Compaoré
Title:	Administration Manager
Date:	3/05/10

Witnessed:
By:	/s/ Laetitia Ouedraogo
Name:	Laetitia Ouedraogo

BARRICK EXPLORATION AFRICA LIMITED

By:	/s/ Peter Spora
Name:	Peter Spora
Title:	Exploration Manager, Africa
Date:	26/03/10

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EXHIBIT A: PROPERTY DESCRIPTIONS

As at 18 March 2010 Goldbelt Resources West Africa SARL held two valid licenses, namely:

•	Kari Nord
•	Kari Sud

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Schedule 2 The Warranties

[redacted].

1.	[redacted]

1.1	[redacted].

1.2	[redacted].

1.3	[redacted].

1.4	[redacted].

1.5	[redacted].

2.	[redacted]

2.1	[redacted]:

(a)	[redacted];

(b)	[redacted];

(c)	[redacted]; and

(d)	[redacted].

2.2	[redacted].

2.3	[redacted].

2.4	[redacted].

3.	[REDACTED]

3.1	[redacted].

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Signed for and on behalf of	)
ACACIA MINING PLC	)
(Company No. 7123187))
by	)

Peter Geleta
Interim Chief Executive Officer

Charlie Ritchie
Company Secretary

Signed for and on behalf of	)
SANDSTORM GOLD LTD.	)
(Company No. BC1040406)
By	)

Nolan Watson
President and Chief Executive Officer